SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                 Amendment No. 2
                                       To
                                 SCHEDULE 14D-1

               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                             -----------------------

                WINTHROP CALIFORNIA INVESTORS LIMITED PARTNERSHIP
                            (Name of Subject Company)


                      SUTTER/JAMBOREE ACQUISITION FUND, LLC
                                    (Bidder)

                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)
                             -----------------------
                                             Copy to:
Robert Dixon                                 Paul J. Derenthal, Esq.
Sutter Capital Management, LLC.              Derenthal & Dannhauser
595 Market Street, Suite 2100                One Post Street, Suite 575
San Francisco, California 94105              San Francisco, California  94104
(415) 777-2186                               (415) 981-4844

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                           Calculation of Filing Fee

                Transaction                          Amount of
                Valuation*                           Filing Fee

                $8,050,000                           $1,310

* For purposes of calculating the filing fee only. Assumes the purchase of 3,500 Units at a purchase price equal to $2,300 per Unit in cash. The amount of the fee reflects the total fee of $1,610 less the sum of $300 paid in connection with the initial filing of this Schedule for the purchase of 1,000 Units at a price of $1,500 per Unit. The price and maximum number of Units have been increased as set forth herein.

This Amendment No. 2 to Schedule 14D1 hereby amends and modifies the Schedule filed by the above-named bidder on November 24, 1999 and amended as of December 30, 1999. All information, terms and conditions of the Offer not expressly amended herein remain unchanged and in full force and effect. All capitalized terms used and not expressly defined herein are used as defined in the Schedule previously filed.

Item 1.      Security and Subject Company.

             (b) The Purchaser has increased the maximum number of Units subject to the Offer to any or all Units, subject only to restrictions on transfer imposed by the General Partner of the Partnership, and have increased the purchase price to $2,300 per Unit, less the amount of any distributions declared or made with respect to the Units between the Offer Date and the Expiration Date, upon the terms and subject to the conditions set forth in the Offer to Purchase and the Supplement thereto attached to this amendment as Exhibit
(a)(6).



Item 11.     Material to be Filed as Exhibits.

             (a)(6)  Supplement to  Offer to Purchase dated January 6, 2000

             (a)(7)  Cover letter dated January 6, 2000









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



                                   SIGNATURES


             After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:       January 6, 2000



SUTTER/JAMBOREE ACQUISITION FUND, LLC

By SUTTER CAPITAL MANAGEMENT, LLC, Manager

             By:     /s/ ROBERT DIXON
                     Robert Dixon, Manager








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



                                  EXHIBIT INDEX


Exhibit              Description                                            Page

             (a)(6)  Supplement to Offer to Purchase dated January 6, 2000

             (a)(7)  Cover letter dated January 6, 2000